THE BLUEBOOK INTERNATIONAL HOLDING COMPANY.
                          21098 Bake Parkway, Suite 100
                           Lake Forest, CA 92630-2163

                                   May 4, 2006


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

      Re:   The Bluebook International Holding Company
            Application for Withdrawal of Registration Statement on Form SB-2 Commission File No. 333-121882

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), The Bluebook International Holding Company (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 originally filed on January 19, 2005, as amended by Amendment No. 1 thereto filed on April 24, 2005, as further amended by Amendment No. 2 thereto filed on September 7, 2005, and as further amended by Amendment No. 3 thereto filed on January 19, 2006, together with all exhibits thereto, Commission File No. 333-121882 (collectively, the "Registration Statement"). The Company and the Selling Stockholders under the Registration Statement have agreed at this time to request for withdrawal of the resale offering of shares of the Company's common stock and warrants contemplated in the Registration Statement. No shares of the Company's common stock or warrants have been sold under the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Cary K. Hyden of Latham & Watkins, LLP, legal counsel to the Company in connection with the Registration Statement, at (714) 540-1235.

                                      Sincerely,

                                      The Bluebook International Holding Company

                                      /s/ Mark A. Josipovich

                                      Mark A. Josipovich
                                      Chief Executive Officer

cc:   Cary K. Hyden